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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riedl First Securities Company of Kansas

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1841 North Rock Road Court, Suite 400
(No. and Street)

Wichita	Kansas	67206-4213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Caesar A. Naftzger 316-265-9341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin, LLC
(Name – *if individual, state last, first, middle name*)

7285 W 132nd St, Suite 210	Overland Park	Kansas	66213
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

FEB 27 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB.

OATH OR AFFIRMATION

I, Caesar A. Naftzger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riedl First Securities Company of Kansas, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAWN RATCLIFFE
Notary Public - State of Kansas
My Appt. Expires 12/26/22

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Riedl First Securities Company of Kansas
Table of Contents
December 31, 2019

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Riedl First Securities Company of Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Riedl First Securities Company of Kansas (the "Company") as of December 31, 2019, the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3(exemption)(Schedule II) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC

We have served as the Company's auditor since 2016.

Overland Park, Kansas

February 21, 2020

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

Riedl First Securities Company of Kansas
Statement of Financial Condition
December 31, 2019

Assets		
Current assets:		
Cash and cash equivalents	$	44,635
Commissions receivable		171,122
Other receivables		487,428
Prepaid expenses		6,623
Securities owned, trading accounts, at market:		
Municipal bonds		48,335
Corporate bonds		21,122
US government bonds		5,960
Total current assets		785,225
Premises and equipment:		
Operating lease right-to-use asset		331,061
Property and equipment, net of accumulated depreciation of $116,078		61,779
		392,840
	$	1,178,065
Liabilities & Shareholder's Equity		
Current liabilities:		
Operating lease liability - current portion	$	47,578
Accounts payable		13,500
Due to clearing organization		75,948
Accrued payroll and payroll taxes		155,710
Total current liabilities		292,736
Long-term liabilities:		
Operating lease liability		283,483
Commitments:		
Shareholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 87,000 issued and outstanding		87,000
Additional paid-in capital		43,621
Retained earnings		471,225
Total shareholder's equity		601,846
	$	1,178,065

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Operations
For the Year Ended December 31, 2019

Revenues:		
Commissions income	$	1,809,622
Trading income		(8,599)
Interest and other income		58,776
		1,859,799
Expenses:		
Advertising		3,664
Clearing charges		169,083
Computer services		14,638
Contract labor		5,777
Depreciation		6,926
Dues and subscriptions		49,214
Insurance - group		36,098
Insurance - general		4,175
Janitorial		4,875
Legal & accounting		26,628
License and fees		35,744
Meals and entertainment		144
Payroll		1,308,464
Postage		7,490
Printing		1,270
Promotional		6,651
Rent		59,589
Supplies - office		12,965
Taxes - payroll		56,069
Telephone		9,954
Utilities		6,771
Other general and administrative		20,233
		1,846,422
Income (loss) from operations		13,377
Other income and expense:		
Interest expense		(2,634)
Income (loss) before income tax		10,743
Provision for income tax expense		-
Net income (loss)	$	10,743

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2019

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Retained earnings - December 31, 2018	$ 87,000	$ 43,621	$ 460,482	$ 591,103
Dividends paid			-	-
Net income (loss)			10,743	10,743
Retained earnings - December 31, 2019	$ 87,000	$ 43,621	$ 471,225	$ 601,846

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement Of Cash Flows
For the Year Ended December 31, 2019

Operating activities:		
Net income (loss)	$	10,743
Adjustments to reconcile net loss to cash flows used in operating activities:		
Depreciation		6,926
Change in assets and liabilities-		
Commissions receivable		(58,510)
Other receivable		(36,458)
Securities owned, trading accounts, at market:		187,103
Prepaid expenses		(1,402)
Accounts payable		2,985
Due to clearing organization		(183,001)
Accrued payroll and payroll taxes		76,288
Cash provided by operating activities		4,674
Investing activities:		
Purchase of equipment		(1,087)
Cash used in investing activities		(1,087)
Financing activities:		
Dividends paid		-
Cash used in financing activities		-
Increase in cash		3,587
Cash, December 31, 2018		41,048
Cash, December 31, 2019	$	44,635
Supplemental cash flow information:		
Interest paid	$	2,634
Income tax paid	$	-

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2019

There were no liabilities subordinated to the claims of creditors at the beginning of, end of or at any time during the year ended December 31, 2019.

See notes to financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Riedl First Securities Company of Kansas (the "Company") is a securities broker-dealer which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customer funds and securities with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In accordance with the regulations of The Securities and Exchange Act of 1934, the Company is registered with the Securities and Exchange Commission (SEC). The Company is also registered with and is a member of the Financial Industry Regulatory Authority (FINRA). This is a self-regulating body formed by the industry to protect its members and the investing public. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a non-profit membership corporation that protects customers of broker-dealers registered with the SEC.

Revenue Recognition

Revenue from proprietary securities transactions in regular-way trades are recorded on a gross basis on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are recorded on a settlement date basis with related commission income and expense reported on a settlement date basis. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

The Company has adopted ASC 606. Pursuant to ASC 606, the Company's core principle for revenue recognition is to "depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." The Company recognizes revenue when it satisfies its obligations under a contract by closing private placement transactions or when serving as a financial adviser for a closed transaction.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such

differences will materially affect the Company's financial position, results of operations, or cash flows.

Commissions and Other Receivables

Commissions and other receivables are carried on a gross basis, with no discounting, less the allowance for doubtful accounts and include commissions earned and cash on deposit with clearing organizations. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the clearing organizations, and the amount and the age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. As of December 31, 2019, there was no allowance for doubtful accounts.

Lease Accounting

In February 2016, the FASB issued new guidance related to accounting for leases (ASU 2016-02). The new guidance and subsequent amendments requires the recognition of assets and liabilities on the statement of financial condition related to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Consistent with the previous guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease primarily depend upon its classification as a finance or operating lease. The new guidance requires new disclosures to help financial statement users better understand the amount, timing and cash flows arising from leases. The Company adopted this guidance on April 1, 2019 with the signing of the 1st office lease amendment. The impact of adopting this guidance as of April 1, 2019 was a gross-up of our assets and liabilities of $366,736 each, due to the recognition of right-to-use assets and lease liabilities related to the 1st office lease amendment operating lease. The adoption had no effect on our results of operations, cash flows, or regulatory net capital.

Property and Equipment

Property and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets, are charged against earnings in the period in which they are incurred. Depreciation is calculated on accelerated methods using estimated useful lives of five to thirty-nine years. Depreciation expense was $6,926 for the year ended December 31, 2019.

Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of December 31, 2019, there had been no impairment in the carrying value of long-lived assets.

Income Taxes
The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See footnote five for further details.

Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be a cash equivalent.

Concentrations
During the year ended December 31, 2019, all of the Company's revenues were produced by three individuals with the top two producing 89% and 9% respectively.

Financial Instruments
The carrying value of the Company's balance sheet accounts approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. See footnote four for further details.

2. **Commitments, Contingencies, and Guarantees**
At December 31, 2019, the Company had not entered into any purchase or sales commitments. As of December 31, 2019, the Company had no commitments, contingencies or guarantees other than those noted below:

The Company's current office space lease runs through March 31, 2026. The annual minimum payments under these leases are as follows:

	Total
2020	$ 59,954
2021	59,954
2022	59,954
2023	59,954
2024	59,954
Thereafter	74,943
Total	$374,713

Rent expense for the year ended December 31, 2019 was $59,589.

3. **Net Capital Requirements and SIPC Assessment**
The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital requirement is

$100,000. At December 31, 2019, the Company had net capital of $528,013 and an aggregate indebtedness to net capital of 32.05%.

4. **Fair Value Measurements**

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Fair Value
Securities owned	-	$ 75,417	-	$ 75,417

5. **Income Taxes**

As of December 31, 2019, the Company has a deferred tax asset of $36,387. The Company took a valuation allowance of $36,387 as of December 31, 2019. The Company does not believe the net operating losses and charitable contribution carryovers will be used in future years. The tax years that remain subject to examination by tax jurisdictions are 2019, 20178, 2017, and 2016.

6. **Off-Balance Sheet Risk**

The Company's commission revenue results from customer transactions introduced solely through its clearing organization. The clearing organization assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions.

Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing organization.

7. **Employee Benefit Plans**

The Company provides a Salary Reduction Simplified Employee Pension (SARSEP) plan for our employees. This plan allows participants to make contributions by salary reductions pursuant to Section 408(k) of the Internal Revenue Code. Employees are eligible to participate in the plan immediately. Employees are able to defer the lesser of 25% of pay or the maximum allowable deferral amount pursuant to the Internal Revenue Code. Their contributions to the plan are vested immediately. The Company does not make matching contributions to the plan.

8. **Subsequent Events**

The Company has evaluated all subsequent events through February 21, 2020, the date the financial statements were issued, and has no events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Riedl First Securities Company of Kansas
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Net Capital:		
Total shareholder's equity	$	601,846
Ownership equity not allowable for net capital:		
Prepaid expenses		6,623
Office furniture and equipment, net		61,779
Net capital before haircuts on investments		533,444
Haircuts on investments		5,431
Undue concentration		-
Net capital	$	528,013
Aggregate indebtedness	$	169,210
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	428,013
Ratio : aggregate indebtedness to net capital		0.3205 to 1

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was prepared to show that no material differences exist between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Riedl First Securities Company of Kansas
Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Statement of Assessment and Payments to SIPC

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of

Riedl First Securities Company of Kansas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (the "SIPC") Series 600 Rules, which are enumerated below and were agreed to by Riedl First Securities Company of Kansas (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC

Overland Park, Kansas

February 21, 2020

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

Riedl First Securities Company of Kansas
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2019

Total Revenue			
January to June 2019	$ 910,083		
July to December 2019	949,717		$ 1,859,800
Additions			
January to June 2019	4,518		
July to December 2019	4,081		$ 8,599
Deductions			
January to June 2019	92,099		
July to December 2019	100,218	192,317	
Interest Expense			
January to June 2019	612		
July to December 2019	2,022	2,634	
Total Deductions			194,951
SIPC Net Operating Revenues			$ 1,673,448
General Assessment @ .0015			$ 2,510
Total due for the year ended December 31, 2019			$ 2,510
July 23, 2019 payment to SIPC			$ 1,233
January 29, 2020 payment to SIPC			1,277
Total paid for the year ended December 31, 2019			$ 2,510

Exemption Review Report

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Riedl First Securities Company of Kansas

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Riedl First Securities Company of Kansas (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samyn & Martin, LLC

Samyn & Martin, LLC

Overland Park, Kansas

February 21, 2020

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

Riedl First Securities
COMPANY OF KANSAS

Serving corporate and personal investors since 1916

1841 N. Rock Rd. Ct. Ste 400
Wichita, KS 67206-4213
Tel (316) 265-9341
(800) 365-9341
Fax (316) 265-0215

January 8, 2020

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294-1961

RE: SEA Rule 17a-5(d)(4) Exemption Report

To Whom It May Concern:

Pursuant to the referenced rule, Riedl First Securities Company of Kansas (SEC #8-45164), under the provisions of 17C.F.R. .15c3-3(k), under which our company claims an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii). Our firm is an introducing broker or dealer who clears all our securities transactions through RBC Correspondent Services, the clearing broker or dealer which carries the accounts of our customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer. Our agreement and arrangements have been in place with RBC Correspondent Services since 1993 and certainly for the most recent fiscal year.

With respect to any and all customer funds/checks that we are presented, all checks are payable to RBC Correspondent Services, not to Riedl First Securities Company of Kansas or any other entity or person, and we deposit those checks directly on the RBC Correspondent Services/U.S. Bank remote electronic deposit system.

If we receive customer stock or bond certificates, we deliver to RBC Correspondent Services by overnight delivery. We do not prepare or provide any kind of statements to or for our customers.

Riedl First Securities Company of Kansas has met the exemption provisions throughout the most recent fiscal year without exceptions.

The foregoing statements are true to the best of my belief and knowledge.

Respectfully submitted,

Caesar A. Naftzger
Caesar A. Naftzger
President and CEO

Riedl First Securities Company of Kansas

Financial Statements

December 31, 2019